EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of the 1st day of October, 2017 between Savos Investments Trust, a Delaware statutory trust (the "Trust"), on behalf of its Savos Dynamic Hedging Fund series (the "Fund"), and AssetMark, Inc., a California corporation (the "Advisor").

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act") and the Advisor is registered as an investment adviser under the Investment Advisers Act of 1940; and

WHEREAS, the Advisor entered into an Investment Advisory Agreement with the Trust, dated October 31, 2016 (the "Advisory Agreement"), pursuant to which the Advisor provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of each such Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the total expenses of the Fund to the amount provided below, as may be amended from time to time;

NOW, THEREFORE, the parties hereto agree as follows:

1. Fee Waiver and/or Expense Payments by the Advisor. The Advisor agrees to reduce or waive all or a portion of its management fees and, if necessary, to bear certain other operating expenses of the Fund (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to limit the ratio of expenses to average daily net assets of the Fund to no more than 1.50% on an annual basis (excluding any taxes, interest, brokerage fees, securities lending expense offset amounts, acquired fund fees and expenses or non-routine expenses).

2. Duty of Fund to Reimburse. In exchange for the Advisor's agreement to subsidize Fund expense levels, the Trust, on behalf of the Fund, agrees to cause the Fund to reimburse the Advisor in later periods for any management fees reduced or waived by the Advisor, or any Fund expenses borne by the Advisor, pursuant to paragraph 1, to the extent such reimbursement can be made without causing the Fund's annualized expense ratio to exceed 1.50%; provided, however, that the Fund is not obligated to reimburse the Advisor for any such reduced or waived management fees, or expenses borne, more than three years after the end of the calendar month in which the fee was reduced or waived or the expense was borne. The Trust's Board of Trustees shall review quarterly any reimbursement paid to the Advisor with respect to the Fund in such quarter.

3.	Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4. Duration and Termination. This Agreement shall continue in effect for an initial period ending on January 31, 2019, and then shall continue from year to year thereafter upon mutual agreement of the Trust and the Advisor. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Savos Investments Trust	AssetMark, Inc.
By: /s/ Carrie E. Hansen	By: /s/ Carrie E. Hansen
Name and Title: Carrie E. Hansen, President	Name and Title: Carrie E. Hansen, EVP and COO